SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated March 19, 2010 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated on March 19, 2010, the Company reported that our subsidiary CRESCA S.A. (hereinafter “CRESCA”), in which Cresud S.A.C.I.F. y A. holds an equity interest of 50% through its controlled company Agrology S.A., has given notice to Carlos Casado S.A. (hereinafter “CCSA”) pursuant to the terms of the Purchase Option Agreement dated September 3, 2008 and exercised on September 3, 2008, of its intention to extend CRESCA’s production area in the Chaco region of Paraguay.

In that sense, on the date hereof it has entered into an agreement with CCSA reflecting the terms and conditions whereby title to the relevant plot shall be transferred, in accordance with the provisions of the referred option agreement. The plot has a surface area of 3614 hectares, 9670 square meters, 6083 square centimeters, registered under cadastre numbers 3412, 3413, 3.419, 3420, 3421, 3422, 3423, 3424, 3425, 3426, 3427, 3428, 3429, 3430 and 3430 of Mcal. José F. Estigarribia, forming part of Block 188, Calcena plat, Zone 07, sub-zone 710, Department of Boquerón, Western Region or Chaco, Paraguay (hereinafter the “Plot”).

In addition, it should be noted that for each hectare CRESCA shall pay to CCSA the sum agreed under the Option Agreement, i.e., US$ 350 per hectare. 25% of the price shall be payable against delivery of possession of the Plot, whereas the balance shall be payable in two equal installments, without accrual of interest, due in December 2010 and March 2011. The deed of conveyance of title shall be executed within the next sixty days.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ SAÚL ZANG
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: March 23, 2010.